Exhibit 99.1

Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, Texas 77027
(713) 623-0790

, 2004

To the Holders of Cornell Companies, Inc.'s
10 3/4% Senior Notes due 2012:

        Cornell Companies, Inc., a Delaware corporation, is offering to exchange its 10 3/4% Senior Notes due 2012 that have been registered under the Securities Act of 1933 (the "New Notes") for all outstanding 10 3/4% Senior Notes due 2012 issued on June 24, 2004 (the "Old Notes"), upon the terms and subject to the conditions set forth in the enclosed prospectus dated                  , 2004 (the "Prospectus") and the related letter of transmittal (the "Letter of Transmittal" and, together with the Prospectus, the "Exchange Offer"). The Exchange Offer is conditioned upon a number of factors set out in the Prospectus under "The Exchange Offer — Conditions of the Exchange Offer."

        The Old Notes were issued on June 24, 2004 in an original aggregate principal amount of $112,000,000, the full principal amount of which remains outstanding. The maximum amount of New Notes that will be issued in exchange for Old Notes is $112,000,000.

        Please read carefully the Prospectus and the other enclosed materials relating to the Exchange Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Exchange Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to JPMorgan Chase Bank, the exchange agent (the "Exchange Agent"), for the Exchange Offer.

        If you have questions regarding the terms of the Exchange Offer, please direct your questions to JPMorgan Chase Bank at 1-800-275-2048

        Thank you for your time and effort in reviewing this request.

Very truly yours,

CORNELL COMPANIES, INC.